

March 12, 2003

FAX: (212) 750-9152
DIRECT LINE:

Kevin Walsh
16 Artillery Park Road
Totowa, New Jersey 07512

Dear Kevin:

We are delighted to extend our offer of employment to you for the position of Vice President, Information Systems at an annual salary of $275,000 paid semi-monthly. In this position, located at our New York City Corporate Headquarters, you will report to Kenneth E. Goodman, President & Chief Operating Officer. You will be eligible to receive an annual bonus (to a maximum of 30%) based upon Company and your individual performance. You will be eligible for this bonus for the 2003 calendar year, and paid in December 2003. Our offer of employment is contingent upon the satisfactory completion of references and a drug screen.

You will be granted a stock option of 25,000 shares of Forest Laboratories, Inc. stock at the next Board of Directors Meeting following your joining the company. This option will be exercisable, for active employees, based upon the terms and conditions of the stock option agreement as provided to you by the company.

In addition, you will be eligible for participation in Forest Laboratories Medical and Dental plans (Indemnity/PPO) commencing on the first day of your employment. You will also be eligible to participate in our Flexible Spending Accounts (Medical/Dependent), Life, Profit Sharing, 401K Savings, Deferred Compensation, and Long Term Disability plans in accordance with the standard eligibility requirements as defined in the respective plans. You will also receive four (4) weeks vacation in accordance with Company Policy.

Kevin, all who met with you believe that you will be an excellent addition to Forest and we look forward to your favorable response. Please sign your acceptance of this Offer of Employment and return it to me no later than Monday, March 17, 2003.

(con't)

We are projecting Monday, April 7, 2003, or before, as the start date for your employment. As required by the U.S. Department of Labor and pursuant to the Immigration and Nationality Act, our company is required to verify the identity and employment authorization of all new hires. In order to comply with this legal obligation, we must complete an Employment Eligibility Verification Form (I-9) within three (3) days of your hire. We have enclosed a list of forms needed to comply with the requirement (Form I-9) for your review. Please note that you will need to provide on the first day of your employment either (i) one document from "list A" or (ii) one document from "list B" and one document from List "C" of the form (see the enclosed I-9 list). If you anticipate having difficulty completing the Form I-9 or producing the required documents, please contact me as soon as possible.

We will be conducting an Orientation for new employees on Monday April 7, 2003. Please report for your first day of work to 909 Third Avenue, New York, N.Y., 24th floor at 9:00 am. The Orientation will last approximately 1-1.5 hours, and you will then be escorted to your new department.

If you have any questions, please contact me at (212) 224-6743.

Sincerely,



Bernard J. McGovern
Vice President, Human Resources

AGREED & ACCEPTED BY:

_____   3/17/03
(Name)   (Date)

cc: K. Goodman

Ref: \staffing\nyny\walsh kevin.ofr 3-12-03